SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 28, 2005
Shaw Communications Inc.

By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

SHAW EXTENDS DIGITAL PHONE COVERAGE

Calgary, Alberta (April 27, 2005) – Earlier this week Shaw Communications announced the launch of Shaw Digital Phone service in the Edmonton market. This is the second major center in which the new service is available, following the introduction of Shaw Digital Phone in Calgary on February 14.

“In a short period of time, we have already introduced Shaw Digital Phone service to approximately 25% of our homes passed. Over the coming months we will be making further announcements and, by the end of this calendar year, we expect Digital Phone will be available in all of our major centers,” said Jim Shaw, CEO of Shaw Communications Inc. “We are pleased to offer our customers in Calgary and Edmonton a reliable, high quality alternative for their telephone services.”

Shaw Digital Phone combines local, long distance and the most popular calling features into a simple package for a fixed monthly fee. The service includes a local residential line, unlimited anytime long distance calling within Canada and the Continental U.S., and six convenient calling features: Voicemail, Call Display, Call Forwarding, 3-Way Calling, Call Return and Call Waiting. Professional installation, enhanced-911, directory and operator services, and 24/7/365 customer support are all part of the Shaw Digital Phone service at no additional cost. Customers also have the option of keeping their current home phone number and the service works with existing telephones in a customer’s home, so no additional equipment is required.

Shaw Digital Phone is a primary line telephone service that uses Shaw’s managed broadband network, not the public Internet, allowing Shaw to offer a consistent level of quality and reliability to its telephone customers. Shaw Digital Phone is priced at $55.00 per month when bundled with any other Shaw services.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone and satellite direct-to-home (“DTH”) services to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges and is a member of the S&P/TSX 60 index (Symbol: TSX – SJR.NV.B, NYSE – SJR).

For more information, please contact:
Jim Shaw
Shaw Communications Inc.
(403) 750-4500